                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                October 18, 2002

                                    FORM N-8F

          APPLICATION FOR DEREGISTRATION FILED PURSUANT TO SECTION 8(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby applies to the Securities and Exchange Commission for an order of deregistration under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the "Act") and in connection with such application for deregistration submits the following information:

                               NATIONS FUND, INC.
                                      Name

                                111 Center Street
                              Little Rock, AR 72201
    Address of Principal Business Office (No. & Street, City, State Zip Code)


Telephone Number (including area code):  (800) 643-9691

Name and address of agent for service of process:

                           Richard H. Blank, Jr.
                           Stephens Inc.
                           111 Center Street, Suite 300
                           Little Rock, AR  72201

                           With a copy to:

                           Robert M. Kurucza, Esq.
                           Marco E. Adelfio, Esq.
                           Morrison & Foerster LLP
                           2000 Pennsylvania Ave., N.W., Suite 5500
                           Washington, D.C.  20006

I.     General Identifying Information

1.     Reason fund is applying to deregister:

       [X]   Merger
       [ ]   Liquidation
       [ ]   Abandonment of Registration
       [ ]   Election of status as a Business Development Company

2.     Name of fund:    Nations Fund, Inc. ("Applicant")

3.     Securities and Exchange Commission File No.:  811-04614

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       [X]   Initial Application               [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       111 Center Street, Suite 300, Little Rock, AR 72201

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Barry I. Pershkow, Esq.
       Morrison & Foerster LLP
       2000 Pennsylvania Avenue, N.W.
       Suite 5500
       Washington, D.C. 20006
       (202) 887-1536

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       Stephens Inc.
       111 Center Street, Suite 300
       Little Rock, AR  72201
       1-800-643-9691

8.     Classification of fund:

       [X]   Management company;
       [ ]   Unit investment trust; or
       [ ]   Face-amount certificate company.

9.     Subclassification if the fund is a management company:

       [X]   Open-end                          [ ]   Closed-end

10.    State law under which the fund was organized or formed:

       Maryland

11.    Name and address of each investment adviser of the fund
       (including sub-advisers) during the last five years:

       Banc of America Advisors, LLC (or its predecessor) ("Adviser") One Bank of America Plaza
       NC1-002-33-31
       101 South Tryon Street
       Charlotte, NC  28255-0001

       Banc of America Capital Management, LLC (or its predecessor) ("Sub-Adviser")
       One Bank of America Plaza
       NC1-002-33-31
       101 South Tryon Street
       Charlotte, NC  28255-0001

       Gartmore Global Partners ("Sub-Adviser")
       Gartmore House
       8 Fenchurch Place
       London EC3M 4PH England

       Boatmen's Trust Company ("Sub-Adviser")
       100 North Broadway
       St. Louis, Missouri 63102

12. Name and address of each principal underwriter of the fund during the last five years:

       Stephens Inc.
       111 Center Street
       Suite 300
       Little Rock, AR 72201

13.    Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ]   Yes                               [X]   No

15.    (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]   Yes     [ ]   No

             Date on which the board vote took place:

             October 10, 2001

       (b) Did the fund obtain approval from the interestholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]   Yes     [ ]   No

             Date on which the shareholder vote took place:

             March 27, 2002

II.    Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]   Yes           [ ]   No

       (a)   Date on which the fund made those distributions:

             May 10, 2002 and May 17, 2002, as applicable.

       (b)   Were the distributions made on the basis of net assets?

             [X]   Yes     [ ]   No

       (c)   Were the distributions made pro rata based on share ownership?

             [X]   Yes     [ ]   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)   Not Applicable.

17.    Not Applicable.

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X]   Yes           [ ]   No

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [ ]   Yes           [X]   No

III.   Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?

       [ ]   Yes           [X]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ]   Yes           [X]   No

IV.    Information About Event(s) Leading to Request for Deregistration

22.    (a)   List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)   Legal expenses:             $   36,971
                                               ----------

             (ii)  Accounting expenses:        $   22,212
                                               ----------

             (iii) Other expenses (list and identify separately):
                   Filing Fees                 $    2,522
                                               ----------
                   Registration Fees           $   45,135
                                               ----------
                   Shareholder Reports         $  189,999
                                               ----------
                   Solicitation Services       $       28
                                               ----------

             (iv)  Total expenses (sum of lines (i)-(iii) above): $ 296,867
                                                                  ---------

       (b)   How were those expenses allocated?

             As stated in the agreement and plan of reorganization by and between the Applicant, for itself and on behalf of its series (the "Acquired Funds"), and Nations Funds Trust, for itself and on behalf of its corresponding acquiring series (the "Acquiring Funds"), the Acquired Funds bore all customary expenses associated with the reorganization. To the extent that such expenses exceeded contractual total operating expense ratio caps in place for any such Acquired Fund, the Adviser and/or its affiliates bore such expenses.

       (c)   Who paid those expenses?

             The Acquired Funds bore all customary expenses to the extent that such expenses did not exceed contractual caps, and the Adviser and/or its affiliates bore any excess.

       (d)   How did the fund pay for unamortized expense (if any)?

             Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ]   Yes           [X]   No

V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [ ]   Yes           [X]   No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ]   Yes           [X]   No

VI.    Mergers Only

26.    (a)   State the name of the fund surviving the Merger:

             The Acquiring Funds of Nations Funds Trust

       (b) State the Investment Company Act file number of the fund surviving the Merger:

             811-9645

       (c) The Agreement and Plan of Consolidation was filed with the Commission on December 20, 2001 on submission type PRES14A, accession number: 0000950168-01-501453.

             The Agreement and Plan of Consolidation was filed with the Commission on November 30, 2001 on submission type N-14AE, accession numbers: 0000950168-01-501301; 000090168-01-501304.

       (d)   Not applicable.

                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nations Fund, Inc., (ii) he is the Secretary and Treasurer of Nations Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                               /s/ Richard H. Blank, Jr.
                                               ---------------------------
                                               Richard H. Blank, Jr.